UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-06489

NOTIFICATION OF LATE FILING

(CHECK ONE):

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.
Majestic Star Casino Capital Corp. II
Full Name of Registrant

N/A
Former Name if Applicable

301 Fremont Street, 12th Floor
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89101
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K ("Form 10-K") for the fiscal year ended December 31, 2007, for The Majestic Star Casino, LLC, (the “Company”), The Majestic Star Casino Capital Corp. and Majestic Star Casino Capital Corp. II could not be filed within the prescribed period without unreasonable effort or expense as the Company failed to timely receive an amendment to its $80.0 million senior secured credit facility ("Senior Secured Credit Facility"), as amended.  Without the amendment, the Company would have been in violation of the December 31, 2007 minimum EBITDA covenant as contained in section 7.18(a)(i) therein.  The Company received the amendment to the Senior Secured Credit Facility whereby the lenders thereunder, among other things, agreed to waive such violation. However, the amendment was not received timely enough to allow the Company and its independent registered public accounting firm, Ernst and Young, LLP, to complete necessary procedures to timely file the Company's Annual Report on Form 10-K.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jon S. Bennett	(702)	388-2224
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X  ] Yes [   ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the financial information available to us at this time, the unaudited financial results for the year ended December 31, 2007 include the following:

•	Net operating revenues of $358.1 million compared to $354.2 million for the year ended December 31, 2006.
•	Casino revenues of $365.9 million compared to $375.1 million for the year ended December 31, 2006.
•	Promotional allowances of $53.4 million compared to promotional allowances of $55.1 million for the year ended December 31, 2006.
•	Net operating income of $35.0 million compared to $45.7 million for the year ended December 31, 2006.
•	Depreciation expense of $32.8 million compared to $31.7 million for the year ended December 31, 2006
•
Interest expense, including the push down of $7.1 million of interest expense related to the debt of our parent, Majestic Holdco, LLC, of $61.6 million, compared to interest expense of $60.3 million, including $6.3 million of interest pushed down from Majestic Holdco, for the year ended December 31, 2006.

•	Net loss of $26.1 million compared to $14.3 million for the year ended December 31, 2006.
•	Included in the Company’s 2007 operating results is a $0.8 million charge related to the sale and write down of obsolete slot machines

There can be no assurance that the unaudited financial results presented above will be materially consistent with the audited financial information presented in the Form 10-K.

The Majestic Star Casino, LLC
The Majestic Star Casino Capital Corp.
Majestic Star Casino Capital Corp. II
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2008	By:	/s/ Jon S. Bennett
Jon S. Bennett
Senior Vice President, Chief Financial Officer and Treasurer
March 31, 2008